SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 14, 2007

SMURFIT KAPPA FUNDING PLC

(formerly known as JSG Funding plc)

(Translation of registrant’s name into English)

Beech Hill

Clonskeagh

Dublin 4

Ireland

Telephone: +353 (1) 202-7000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

2006 Fourth Quarter Results

February 14, 2007: Smurfit Kappa Funding plc (formerly JSG Funding plc), incorporating Kappa Packaging (‘SKG’ or ‘the Group’), today announced results for the 3 months and 12 months ending December 31, 2006. The format of this release is the same as that of the third quarter but differs from that of earlier releases following comments received from the United States Securities and Exchange Commission in the course of their customary periodic review of our filings.

Overview

Smurfit Kappa Group Limited was formed on December 1, 2005, through the merger of the operations of Jefferson Smurfit Group (‘JSG’) and Kappa Packaging (‘Kappa’). The combination of JSG and Kappa creates a strong, focused player in paper-based packaging, with a compelling strategic, operational and geographic fit. SKG is now a world leader in corrugated, a clear European leader in containerboard and has market leading positions, in both containerboard and corrugated, in Latin America.  As the merger of JSG and Kappa was completed on December 1, 2005, the reported financial performance of SKG for the fourth quarter and full year 2005 includes the results of Kappa for December 2005 only.

	4Q ‘06	4Q ‘05	Change	12 months to Dec 31 ‘06	12 months to Dec 31 ‘05	Change
	€M	€M	%	€M	€M	%

Net sales	1,761	1,244	42%	7,033	4,437	58%
Operating income subsidiaries	9	14	(39)%	145	162	(10)%
EBITDA(1)	115	139	(17)%	583	644	(9)%

(1)          EBITDA represents “operating income subsidiaries” plus “income on sale of assets and businesses” plus “depreciation, depletion and amortization” less “other financial expense”. A reconciliation between net (loss) and EBITDA and more information regarding the use of EBITDA is set forth on page 12.

SKG is reporting subsidiary operating income (before income on sale of assets and businesses, interest and other financial expense) of €9 million and EBITDA of €115 million in the fourth quarter of 2006, compared to €14 million and €139 million respectively in the fourth quarter of 2005. As indicated later in this release, these figures are not comparable, given the changed scale of the Group following the merger and the booking of significant reorganization, restructuring and other exceptional costs and an impairment of advances to affiliates in the fourth quarter of 2006.

For the 2006 full year, SKG is reporting subsidiary operating income (before income on sale of assets and businesses, interest and other financial expense) of €145 million and EBITDA of €583 million, compared to €162 million and €644 million respectively in the same period in 2005. Again, these figures are not comparable, given the changed scale of the Group and significant reorganization, restructuring and other exceptional costs incurred during 2006.

2006 Fourth Quarter Performance Review and Outlook

Gary McGann, Smurfit Kappa Group CEO, commented “SKG’s financial performance, for the fourth quarter and full year, shows continuing progress through our operating performance and as we deliver on our integration and rationalisation programme. Our 2006 fourth quarter and full year results in Europe reflect the benefit of an improved operating environment and continuing positive pricing momentum, particularly in containerboard and increasingly in corrugated containers as we see the successful implementation of price increases in the sector that is in effect the driving force of our profitability. Our financial performance shows the benefits of our synergy programme, improving industry conditions and a more rational industry landscape. Throughout 2007, we also expect to see the progressive benefits of higher corrugated pricing, further synergy gains and improved pricing.

SKG’s world-class manufacturing capabilities and a more competitive cost base, together with our market-leading positions present us with an increasingly attractive outlook within an improving industry environment”.

Contacts				Information

Gary McGann	Group CEO	Smurfit Kappa Group	+353 1 202 7000	Beech Hill, Clonskeagh
Tony Smurfit	Group COO	Smurfit Kappa Group	+353 1 202 7000	Dublin 4, Ireland
Ian Curley	Group CFO	Smurfit Kappa Group	+353 1 202 7000	Ph +353 1 202 7000
Mark Kenny		K Capital Source	+353 1 631 5500	smurfitkappa@kcapitalsource.com

2006 Fourth Quarter Review

SKG’s 2006 fourth quarter and full year results in Europe reflect the benefit of continuing positive pricing momentum, particularly in containerboard, offset by increased input costs and sequentially reducing margin pressure in corrugated containers, resulting from corrugated container price increases being implemented through the system at a slower rate than paper price increases. The demand environment in Europe is good. SKG and a number of other European paper-based packaging producers have removed substantial inefficient, higher cost containerboard capacity. These factors have contributed to a better supply/demand environment in the European paper market and positive momentum on pricing.

SKG’s Latin America operations continued to report broad-based growth for the fourth quarter and 2006 full year. Demand growth was generally positive across the region.  Export growth continues to drive the Mexican economy and the Colombian economy remains strong. Double digit inflation is supporting price momentum in Venezuela, but prices remain under pressure in Argentina due to difficult market conditions. Overall, SKG’s Latin American operations reported an improved performance for the quarter and 2006 full year compared to 2005.

SKG is reporting subsidiary operating income of €9 million and €145 million for the fourth quarter and full year 2006, respectively. Subsidiary operating income is reported before income on sale of assets and businesses, interest and other financial expense. Consistent with previous announcements and to further assist an understanding of the underlying results, SKG uses the measure “EBITDA” (as defined above). Your attention is drawn to the discussion on page 12 of the rationale behind our use of EBITDA and of its limitations as an analytical tool. Furthermore, you should not consider EBITDA in isolation from other measures prepared in accordance with Irish GAAP or US GAAP.

	4Q ‘06	4Q ‘05	Change	4Q ‘06	3Q ‘06	Change	FY 2006	FY 2005	Change
	€M	€M	%	€M	€M	%	€M	€M	%

Net sales	1,761	1,244	42%	1,761	1,751	1%	7,033	4,437	58%

EBITDA (as reported)	115	139	(17)%	115	170	(32)%	583	644	(9)%

Free cash flow(1)	32	27	—	32	56	—	(47)	62	—

Net debt at period end (including capital leases)	4,521	4,530	(—)%	4,521	4,612	(2)%	4,521	4,530	(—)%

Supplemental information:

Reorganization, restructuring costs and other exceptional costs (2)	61	12	—	61	24	—	197	25	—
Impairment of advances to affiliates	53	—	—	53	—	—	53	—	—
Adjustment to goodwill	—	—	—	—	27	—	—	—	—
Stock compensation expense	—	—	—	—	8	—	8	5	—
Loss / (income) on sale of assets and businesses	30	(6)	—	30	(5)	—	23	(53)	—

(1)          Free cash flow represents income before tax; adding back non-cash expenses, which are depreciation, amortization,  depletion and impairment of assets and non-cash interest; deducting capital expenditure and adding cash flow in relation to the purchase or sale of items of property, plant and equipment; deducting corporate taxes paid; adding or deducting the decrease or increase in working capital; other, less significant, items are mainly related to changes in other long term liabilities relating to employee post-retirement and profit sharing benefits, and dividends received from associates. A reconciliation between net losses and consolidated statement of cash flows and free cash flow and more information regarding the use of free cash flow is set forth on page 14.

(2)          Includes exceptional goodwill written off as noted on page 12.

Fourth Quarter, 2006: Year-on-year financial performance

As a result of the enlarged scale of the Group following the merger, net sales from continuing operations at €1,761 million for the fourth quarter of 2006 were €518 million (42%) higher than in the same period in 2005. The presence of the former Kappa operations for an additional two months in 2006, which added over €500 million to net sales, accounts for the majority of this increase. Against that, disposals during the year, primarily those required by the EU as a condition for the merger, reduced net sales in the fourth quarter by over €30 million, while currency movements had a negative impact of €4 million. This currency impact arose primarily in Latin America as a result of the general weakening of local currencies in the countries in which SKG operates. The exception to this was the Colombian peso, which appreciated in value. Allowing for these factors, the underlying year-on-year change in net sales from continuing operations was an increase of approximately €50 million, or approximately 4%.

Reflecting the impact of significantly higher reorganization, restructuring and other exceptional costs in 2006, EBITDA as reported decreased from €139 million in the fourth quarter of 2005 to €115 million in 2006, despite the presence of the former Kappa operations for an additional two months. At €61 million, the reorganization, restructuring and other exceptional costs primarily related to further elements of the rationalisation programme within our European corrugated operations and to additional costs in respect of the closure of one major office facility. In addition, exceptional costs in the fourth quarter reflect the costs of the settlement of the legal issues relating to our plant in the Dominican Republic. EBITDA as reported also included an impairment loss of €53 million in respect of advances to affiliates and a net loss of €30 million on the disposal of assets and businesses, primarily those operations required to be sold under the terms of the EU approval for the merger. In the fourth quarter of 2005, reorganization and restructuring costs of €12 million were offset by net gains of €6 million on the disposal of assets and businesses.

Taking the former JSG and Kappa operations together, our combined EBITDA in the fourth quarter of 2005 was €186 million (comprising a reported figure of €139 million which includes Kappa operations for the month of December, and adding €47 million related to the former Kappa operations for the months of October and November) compared to the €115 million reported in 2006 (net of reorganization, restructuring and other exceptional costs of €61 million). The underlying improvement in our results is masked by the impact of higher reorganization, restructuring and other exceptional costs and an impairment of advances to affiliates in 2006 and by the fact that disposals resulted in a net loss in 2006, compared to a profit in 2005. EBITDA is presented on a combined basis for comparative purposes and is simply the sum of the EBITDA figures separately reported in 2005 by JSG and Kappa. However, the figures are not truly comparable in that they are reported under Irish GAAP and Dutch GAAP, respectively. Reconciliations between JSG’s and Kappa’s net losses and EBITDA are set forth on pages 12 and 13, respectively.

Fourth Quarter, 2006: Quarter-on-quarter financial performance

Net sales of €1,761 million in the fourth quarter of 2006 represent a 1% increase on net sales of €1,751 million in the third quarter of 2006. This modest increase reflects an underlying increase of almost €30 million as offset by the impact of the EU mandated disposals. EBITDA, as reported, at €115 million in the fourth quarter declined by 32% from €170 million in the third quarter. The decline in EBITDA reflects the significantly higher charges for reorganization, restructuring and other exceptional costs in the fourth quarter of €61 million compared to €24 million in the third quarter, and the adverse impact of the net loss of €30 million arising on the disposal of assets and businesses where a profit of €5 million had been reported in the third quarter.  The fourth quarter results also include an impairment of advances to affiliates of €53 million.

Full Year 2006: Year-on-year financial performance

Net sales from continuing operations at €7,033 million for 2006 full year increased 58% on the 2005 full year. Similar to results for the fourth quarter, the year-on-year growth in sales revenue primarily reflects the enlarged scale of the Group following the merger.

On a combined basis, including the sales of the former Kappa operations for the eleven months to November 30, 2005, net sales from continuing operations amounted to €6,952 million in 2005. Taking account of the negative impact on sales revenue in 2006 of disposals and closures and a positive currency movement, the underlying increase in sales revenue was approximately €90 million.

As in the case of the fourth quarter, the significantly higher reorganization, restructuring and other exceptional costs in 2006 partly offset the contribution of the former Kappa operations to EBITDA and the underlying year-on-year improvement in the underlying profitability of the combined operations.

EBITDA, as reported, decreased by 9% from €644 million in 2005 to €583 million in 2006.  2006 EBITDA, while including the increase as a result of the presence of the former Kappa operations, was impacted by significantly higher reorganization, restructuring and other exceptional costs and an impairment of advances to affiliates.  2005 EBITDA included the gain on the disposal of Munkjso and Voghera, before an exceptional goodwill write off of €128 million.

Reorganization, restructuring and other exceptional costs of €197 million in 2006 related to the closure of six recycled containerboard mills (four in France, one in Germany and one in Sweden), the closure of the coated paper machine at Townsend Hook in the United Kingdom, the announcement of the closure of a graphic board machine in the Netherlands and the closure of six corrugated container plants. Other actions taken which account for the remainder of the €197 million are: the settlement of the legal issues relating to our plant in the Dominican Republic; further elements of the rationalisation programme within our European corrugated operations; and one major office closure. EBITDA as reported for 2006 also included an impairment loss of €53 million in respect of an advance to affiliates and a net loss of €23 million on the disposal of assets and businesses, primarily those operations required to be sold under the terms of the EU approval for the merger. In 2005, reorganization and restructuring costs of €25 million were more than offset by net gains of €53 million on the disposal of assets and businesses.

Taking the former JSG and Kappa operations together, our combined EBITDA in 2005 full year was €965 million (comprising €644 million from the former JSG operations and, for the month of December, the former Kappa operations and €321 million for the eleven months to November 30 from the former Kappa operations), compared to the €583 million reported in 2006, with the significant underlying improvement in our results being masked by the impact of higher reorganization, restructuring and other exceptional costs and an impairment of advances to affiliates in 2006 and by the fact that disposals resulted in a net loss in 2006, compared to a profit in 2005. In addition, 2005 EBITDA included the gain on the disposal of Munkjso and Voghera, before an exceptional goodwill write off of €128 million. EBITDA is presented on a combined basis for comparative purposes and is simply the sum of the EBITDA figures separately reported in 2005 by JSG and Kappa. However, the figures are not truly comparable in that they are reported under Irish GAAP and Dutch GAAP, respectively. Reconciliations between JSG’s and Kappa’s net losses and EBITDA are set forth on pages 12 and 13, respectively.

Change in Accounting Policy: Stock compensation expense

The Group has adopted FRS 20, ‘‘Share-based Payment’’ from January 1, 2006. FRS 20 requires that all share-based payments are recognized in the financial statements based on their fair values. The transitional provisions require restatement of comparative information, adjusting the opening balance of retained earnings for the earliest period presented. The stock compensation expense for the 2006 fourth quarter and full year amounted to €194,000 and €8,084,000, respectively. The 2005 fourth quarter and full year have been restated by €(483,000)and €5,071,000, respectively, to reflect the stock compensation expense on the adoption of FRS 20. Adoption of FRS 20 does not result in a change in total shareholders’ funds in any period as the expense is offset by a credit to other reserves.

Product Market Overview

Europe

SKG’s 2006 fourth quarter and full year results in Europe reflect the benefit of continuing positive pricing momentum, particularly in containerboard, offset by increased input costs and sequentially reducing margin pressure in corrugated containers, resulting from corrugated container price increases being implemented through the system at a slower rate than paper price increases. The demand environment in Europe is good. SKG and a number of other European paper-based packaging producers have removed substantial inefficient, higher cost containerboard capacity. These factors have contributed to a better supply/demand environment in the European paper market and positive momentum on pricing.

A series of containerboard price increases were implemented during 2006. These increases follow cost-driven price increases in both kraftliner and recycled grades during the fourth quarter of 2005. The combination of these price increases resulted in a total increase of over €100 per tonne for both kraftliner and recycled containerboard, including a €30 per tonne increase announced for September 1 and implemented during the fourth quarter. While the benefit of the containerboard price increases means that SKG’s overall financial performance is improving, higher input costs, primarily energy and transport, have eroded a significant portion of the benefits of product price increases.

As an integrated producer, the implementation of paper price increases results in margin pressure while price increases are being implemented through to the end product, corrugated containers. Reflecting the progress made during 2006, a run rate increase of approximately 9% was realised across SKG’s European corrugated container system, compared to prices at the end of 2005. Corrugated container price increases will continue as index linked price increases are implemented. Average corrugated container prices in 2006 were 2% higher than in 2005 boosted by a strong year-on-year increase in the fourth quarter of 2006 when prices were approximately 6% higher than in the fourth quarter of 2005.

On a combined basis, SKG’s total European kraftliner and recycled containerboard volumes were 8% lower in the fourth quarter than in the same period in 2005, reflecting the combined impact of SKG’s capacity closures and planned mill maintenance downtime in 2006. The most significant increment of downtime was taken at our mill at Facture in France in order to facilitate the upgrade of the PM5 white-top kraftliner machine.

For the full year, overall European containerboard volumes were 2% lower in 2006 than (on a combined basis) in 2005. On a combined basis, SKG’s European corrugated container volumes decreased by 4% in the fourth quarter compared to 2005, again reflecting the impact of plant closures in France and the United Kingdom and volume losses in a tough pricing environment. For the full year, volumes in Europe were flat with the benefit of improving demand offset by the impact of plant closures and a strong stance on product pricing which resulted in some loss of business to competitors.

SKG’s other European paper-based packaging businesses, solidboard, graphicboard, sacks and Bag-in-Box, were impacted by a similar high-input cost environment during the quarter. Nevertheless, the Bag-in-Box business performed well with strong sales growth despite competitive market conditions. With the benefit of improving pricing and higher volumes, the Group’s graphicboard mills also generated higher sales and earnings than in 2005. While price increases have been announced for solidboard packaging, a combination of increased costs, a competitive market environment and a lag in passing through primary product cost increases to end-product pricing, contributed to a difficult year for our solidboard and sack businesses.

Efficient Capacity Management

During 2006, SKG rationalised 495,000 tonnes of high-cost recycled containerboard capacity, primarily through machine closures and through permanent grade switches to kraftliner and semi-chemical medium. In addition, SKG closed 60,000 tonnes of coated paper and 20,000 tonnes of folding boxboard. These closures and grade switches are contributing to an improving overall cost profile for SKG’s existing mill system. SKG will continue to review its production capacity and the cost profile of its mill base against the background of a competitive environment and the introduction of increasingly efficient recycled containerboard capacity into the European market. SKG will also consider further reductions in its recycled containerboard capacity within its overall mill system. However, as an integrated producer, SKG needs to manage the impact of any capacity re-alignments with its own internal paper requirements and the availability, price and quality of recycled containerboard in the open market.

Synergies

Following the merger of the operations of JSG and Kappa, one of the Group’s key priorities was the delivery of sustainable synergy benefits of €160 million at the end of three years. Target synergy areas included paper mill rationalization, paper logistics and integration, optimization of the SKG corrugated system, specialties, purchasing savings and central and administrative overhead savings.

SKG’s synergy programme delivered approximately €87 million in 2006, ahead of the Group’s target of €60 million. SKG’s annualised synergy run rate, at the end of 2006, was approximately €124 million. Again, this was ahead of SKG’s original target of a run rate of €95 million per annum by the end of 2006. SKG are currently on track to at least reach the overall target of €160 million of synergy benefits within the three-year timeframe.

European Disposals

European Union approval of the merger of the operations of JSG and Kappa was given in November 2005 subject to the disposal of eight facilities in Europe. These included Kappa’s two graphicboard mills in Holland along with JSG’s Dutch solid board mill and converting operation, four corrugated container facilities (two in Sweden and two in Denmark) and a partition facility in Scotland. The sale of the eight facilities was completed in early October 2006 with the cash proceeds received in the fourth quarter.

Latin America

SKG’s Latin American operations reported another strong performance in the fourth quarter of 2006 with containerboard volumes 8% higher than in the same period in 2005. For the 2006 full year, overall containerboard volumes were 3% higher than in 2005. This increase reflected the impact of downtime at the San Felipe mill in Venezuela in the second quarter for the installation of a new press section and containerboard capacity constraints in the Colombian and Mexican markets. SKG’s corrugated container volumes in Latin America increased 6% in the fourth quarter compared to the same period in 2005 while volumes for the 2006 full year increased 7% year-on-year.

SKG’s Mexican operations reported a strong performance for the fourth quarter reflecting continued strong export growth. SKG’s reported performance reflects the positive impact of product price increases partially offset by increased input costs. Containerboard and corrugated container volumes increased 6% and 5% in the fourth quarter respectively compared to the same period in 2005. Containerboard and corrugated container volumes increased 5% and 9% for the full year respectively. The Colombian economy also remains strong with low inflation contributing to demand growth. Containerboard and corrugated container volumes increased 7% and 4% in the fourth quarter respectively compared to the same period in 2005. Containerboard and corrugated container volumes increased 4% and 2% for the full year respectively. SKG is now operating at full capacity in its containerboard systems in Colombia and Mexico and the Group is reviewing its strategic options within the region to address this issue.

The Venezuelan economy also remains strong despite the political uncertainty that prevailed in the period up to the elections which took place in December 2006. 2006 inflation was in high double digits and this supported product price increases in the fourth quarter of 2006. Containerboard and corrugated container volumes increased 16% and 9% in the fourth quarter respectively compared to the same period in 2005.

Corrugated container volumes increased 11% for the full year while full year containerboard volumes declined on 2005 levels reflecting the impact of the maintenance downtime at the San Felipe mill during the second quarter of 2006.

The Argentinean economy continued to grow in the quarter and reported high single digit growth for the 2006 full year. This contributed to volume growth in the fourth quarter. This competitive environment is resulting in downward pressure on product prices despite upward cost pressures. Containerboard and corrugated container volumes increased 9% and 2% in the fourth quarter respectively compared to the same period in 2005. Containerboard volumes increased 4% for the full year while corrugated container volumes declined 2% on 2005 levels resulting from a difficult agricultural season and a decline in the meat market due to the imposition of a ban on beef exports for part of the year.

Fourth Quarter, 2006: Cash Flows & Capital Structure

2006 fourth quarter cash flow represents full three-month cash flows for Smurfit Kappa Group. As the merger was completed on December 1, 2005, the 2005 fourth quarter comparative cash flow includes Kappa for only one month.

Free cash flowfor the fourth quarter was a net inflow of €32 million compared to an inflow of €27 million in the same period in 2005. The loss before tax in 2006 reflected exceptional charges of €171 million, which masked the overall improvement in the operating performance of the Group. Although exceptional items arose in 2005 also, they were considerably lower at a net €51 million. The exceptional charges in the fourth quarter of 2006 included a €53 million impairment of advances to affiliates, which is included in the add back of €77 million relating to exceptionals in addition to the net loss on disposals, which is a contra entry with the  sale of businesses and investments. The €77 million also reflects the add-back for non-cash reorganization and restructuring costs net of the payment of such costs booked in earlier periods. The non-cash charges for fixed asset impairments are also added back at €27 million and €45 million respectively in the fourth quarter of 2006 and 2005.

As a result of the enlarged scale of the Group, the charges for both depreciation and amortization were higher in 2006. Capital expenditure was relatively high in the fourth quarter of 2006 reflecting a number of major strategic projects. Capital expenditure for 2006 full year represented 95% of depreciation compared to 80% in 2005.

The working capital inflow in the fourth quarter of 2006 was €34 million compared to €42 million in 2005. Despite a working capital outflow of €75 million for the year, working capital at December 2006 amounted to €472 million and represented 6.7% of annualized sales compared to 7.8% at December 2005.

Cash flows from financing and investment activity in the fourth quarter of 2006 resulted in a net inflow of €10 million, with the principal inflow being disposal proceeds. Including inter-company debt repaid of €28 million and net debt disposed of €1 million, the total cash inflow from disposals in the fourth quarter of 2006 was €39 million.

In the fourth quarter of 2005, outflows included €205 million paid in respect of the merger, primarily to Kappa’s former shareholders. In addition, the merger financing resulted in debt issuance costs of €88 million and transaction fees and expenses of €4 million.

After financing and investment activity, SKG’s net cash inflow for the fourth quarter of 2006 was €42 million compared to an outflow of €271 million in 2005.

A positive currency adjustment of €17 million arose in the quarter primarily because of a relative strengthening of the euro against the US dollar from US$1.266 at the end of September 2006 to US$1.3170 at the end of December 2006. A negative currency adjustment of €9 million arose in the fourth quarter of 2005 primarily because of a weakening of the euro against the US dollar from US$1.2042 at the end of September 2005 to US$1.180 at the end of December 2005.

Including a total of €29 million for debt disposed, the overall inflow for the fourth quarter of 2006 was €88 million. This compares to a net cash outflow of €2,081 million in 2005, which reflected the take-on of
€1,801 million in debt as a result of the merger.

Summary cash flows for the 3 month and 12 month periods to December 31, 2006 and 2005 are set out in the following table:

		Restated(1)		Restated(1)
	3 months to	3 months to	12 months to	12 months to
	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005
	€ Million	€ Million	€ Million	€ Million

Loss before tax - subsidiaries	(110)	(77)	(230)	(148)
Exceptional items	77	—	158	(44)
Impairment of fixed assets	27	45	31	45
Depreciation and depletion	87	65	364	240
Amortization of intangible assets	16	10	66	29
Non cash interest expense	3	27	11	70
Refinancing costs	—	—	—	53
Stock compensation expense	—	—	8	5
Working capital change	34	42	(75)	59
Current provisions	(5)	(4)	(23)	(14)
Capital expenditure	(136)	(76)	(345)	(192)
Change in capital creditors	45	6	36	(5)
Sale of fixed assets	12	8	25	18
Tax paid	(7)	(10)	(42)	(43)
Dividends from associates	1	—	4	3
Other	(12)	(9)	(35)	(14)

Free cash flow	32	27	(47)	62

Investments	—	(205)	(34)	(207)
Sale of businesses and investments	10	1	16	326
Dividends paid to minorities	(1)	(1)	(7)	(6)
Debt issue costs	—	(88)	—	(98)
Acquisition costs and fees	1	(4)	(4)	(4)
Transfer of cash from affiliates	—	(1)	2	10
Refinancing costs	—	—	—	(53)

Net cash inflow/(outflow)	42	(271)	(74)	30
Net cash disposed	1	(1,801)	1	(1,805)
Munksjö inter-company debt repaid	—	—	—	157
K Club inter-company debt repaid	—	—	—	92
EU disposals inter-company debt repaid	28	—	28	—
Non-cash interest accrued	—	—	—	(12)
Currency translation adjustments	17	(9)	48	(73)

Decrease/(increase) in net borrowing (excluding leases)	€88	€(2,081)	€3	€(1,611)

(1) The financial statements have been restated to reflect the impact of implementing FRS 20 ‘Share-based Payment’.

Smurfit Kappa Funding plc

Consolidated Statements of Operations

		Restated(1)		Restated(1)
	3 months to	3 months to	12 months to	12 months to
	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005
	€000	€000	€000	€000
Net sales
Continuing operations	1,761,414	1,243,723	7,032,713	4,412,125
Discontinued operations	—	—	—	25,204
	1,761,414	1,243,723	7,032,713	4,437,329
Cost of sales	1,260,218	905,058	5,064,797	3,222,705
Impairment of property, plant and equipment	27,458	45,214	31,299	45,214
Gross profit	473,738	293,451	1,936,617	1,169,410
Net operating expenses	351,479	267,645	1,542,183	982,363
Reorganization, restructuring and other exceptional costs	60,678	11,523	196,563	25,090
Impairment of advances to affiliates	52,821	—	52,821	—
Operating income subsidiaries
Continuing operations	8,760	14,283	145,050	163,801
Discontinued operations	—	—	—	(1,844)
	8,760	14,283	145,050	161,957
Share of associates’ operating income	2,801	2,389	11,627	7,287
Total operating income	11,561	16,672	156,677	169,244

(Loss) / income on sale of assets and businesses	(30,115)	6,090	(22,856)	52,587

Interest income	3,386	4,449	13,227	10,730
Interest expense	(89,688)	(73,900)	(356,182)	(255,351)
Loss from early extinguishment of debt	—	(24,224)	—	(104,658)
Other financial expense	(2,182)	(3,514)	(9,064)	(13,259)
Share of associates’ net interest	(157)	(506)	(1,950)	(1,336)

(Loss) before taxes and equity minority interests	(107,195)	(74,933)	(220,148)	(142,043)

Taxes on income	(6,734)	(6,299)	37,306	21,561

(Loss) before equity minority interests	(100,461)	(68,634)	(257,454)	(163,604)
Equity minority interests	5,683	9,430	14,474	18,813
Net (loss) for the period	€(106,144)	€(78,064)	€(271,928)	€(182,417)

(1) The financial statements have been restated to reflect the impact of implementing FRS 20 ‘Share-based Payment’.

Companies (Amendment) Act, 1986

The financial statements prepared in accordance with Irish GAAP included in this report do not comprise ‘full group accounts’ within the meaning of Regulation 40(1) of the European Communities (Companies: Group Accounts) Regulations, 1992 of Ireland insofar as such group accounts would have to comply with the disclosure and other requirements of those Regulations. Full group accounts for the year ended December 31, 2005 have received an unqualified audit report and have been filed with the Irish Registrar of Companies.

Smurfit Kappa Funding plc

Segmental Analyses

Sales - third party (external net sales)

	3 months to	3 months to	12 months to	12 months to
	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005
	€000	€000	€000	€000

Packaging	1,306,587	885,636	5,183,095	3,117,403
Specialties	232,486	151,699	977,395	530,629
Europe	1,539,073	1,037,335	6,160,490	3,648,032
Latin America	222,341	206,388	872,223	789,297
	€1,761,414	€1,243,723	€7,032,713	€4,437,329

(Loss) before taxes and equity minority interests

		Restated(1)		Restated(1)
	3 months to	3 months to	12 months to	12 months to
	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005
	€000	€000	€000	€000

Packaging	128,916	44,985	338,718	129,461
Specialties	7,262	6,139	51,212	33,154
Associates	2,446	1,877	10,192	6,420
Europe	138,624	53,001	400,122	169,035

Packaging	38,219	28,558	128,189	113,996
Associates	354	512	1,434	867
Latin America	38,573	29,070	129,623	114,863

Unallocated centre costs	(11,570)	(2,379)	(27,832)	(23,335)

Income before intangible assets amortization, interest and exceptional items	165,627	79,692	501,913	260,563
Stock compensation expense	(194)	483	(8,084)	(5,071)
Amortization of intangible assets	(15,097)	(10,280)	(65,533)	(29,203)
Group net interest	(86,302)	(69,451)	(342,955)	(244,621)
Loss from early extinguishment of debt	—	(24,224)	—	(104,658)
Share of associates’ net interest	(157)	(506)	(1,950)	(1,336)

Income / (loss) before exceptional items	63,877	(24,286)	83,391	(124,326)
Reorganization, restructuring and other exceptional costs	(60,678)	(11,523)	(196,563)	(25,090)
Impairment of property, plant and equipment	(27,458)	(45,214)	(31,299)	(45,214)
Impairment of advances to affiliates	(52,821)	—	(52,821)	—
Income on the sale of assets and businesses	(30,115)	6,090	(22,856)	52,587
(Loss) before taxes and equity minority interests	€(107,195)	€(74,933)	€(220,148)	€(142,043)

(1)     The financial statements have been restated to reflect the impact of implementing FRS 20 ‘Share-based Payment’.

Smurfit Kappa Funding plc

Consolidated Balance Sheet

		Restated(1)
	Dec 31, 2006	Dec 31, 2005
	€000	€000
Assets
Current assets
Cash	370,204	247,807
Restricted cash	—	755,575
Accounts receivable and prepayments	1,349,620	1,314,728
Assets held for sale and inter-company balances	—	54,404
Amounts due by affiliates	146	107
Amounts due by affiliates after more than one year	210,825	262,936
Inventories	626,372	663,131
Total current assets	2,557,167	3,298,688

Fixed assets
Investments	82,502	87,746
Property, plant and equipment	3,398,956	3,499,084
Intangible assets	2,348,747	2,490,259
Total fixed assets	5,830,205	6,077,089

Total assets	€8,387,372	€9,375,777

Liabilities, minority interests and shareholders’ equity
Current liabilities
Bank loans, overdrafts and other borrowing	229,255	103,777
Kappa bonds outstanding	—	755,575
Accounts payable and accrued liabilities	1,544,841	1,500,413
Total current liabilities	1,774,096	2,359,765

Non current liabilities
Long term debt and other long term liabilities	4,544,754	4,537,329
Amounts due to affiliates	12,520	10,876
Provisions for liabilities and charges	177,561	247,733
Pension liabilities	493,763	655,368
Capital grants deferred	13,869	14,460
Minority interests (equity interests)	129,788	131,384
Total liabilities and minority interests	7,146,351	7,956,915

Shareholders’ equity
Share capital	40	40
Other reserves	1,743,291	1,710,822
Retained deficit	(502,310)	(292,000)
Shareholders’ equity	1,241,021	1,418,862

Total liabilities, minority interests and shareholders’ equity	€8,387,372	€9,375,777

(1) The financial statements have been restated to reflect the impact of implementing FRS 20 ‘Share-based Payment’.

Smurfit Kappa Funding plc

Statement of Total Recognized Gains and Losses

		Restated(1)
	12 months to	12 months to
	Dec 31, 2006	Dec 31, 2005
	€000	€000
(Loss) / income for the period
• Group	(273,826)	(184,586)
• Associates	1,898	2,169
	(271,928)	(182,417)

Translation adjustments on foreign currency net investments
• Group	24,385	5,529

Actuarial gain / (loss) recognized in retirement benefits schemes	61,654	(17,281)
Minority share of actuarial (loss)	(36)	(94)

Total recognized gains and losses
• Group	(187,823)	(196,432)
• Associates	1,898	2,169
	€(185,925)	€(194,263)

Reconciliation of Movements in Shareholders’ Funds

		Restated(1)
	12 months to	12 months to
	Dec 31, 2006	Dec 31, 2005
	€000	€000

At beginning of year	1,418,862	1,608,054
(Loss) for the year	(271,928)	(182,417)
Actuarial gain / (loss) recognized in retirement benefit schemes	61,618	(17,375)
Stock compensation	8,084	5,071
Translation adjustments on foreign currency net investments	24,385	5,529
At end of year	€1,241,021	€1,418,862

(1)     The financial statements have been restated to reflect the impact of implementing FRS 20 ‘Share-based Payment’

EBITDA

In order to provide what we consider to be a more meaningful comparison of the underlying results, we use the measure “EBITDA”. EBITDA represents “operating income subsidiaries - continuing” plus “income on sale of assets and businesses” plus “depreciation, depletion and amortization” less “other financial expense”. EBITDA is included in this release because it is a basis upon which we assess our financial performance and debt service capabilities, and because certain covenants in our (and our subsidiaries’) borrowing arrangements are tied to similar measures. Management believes EBITDA provides useful information to investors because it is frequently used by securities analysts, lenders and others in their evaluation of companies. In addition, management believes that EBITDA provides a transparent measure of our recurring performance and allows management to readily view operating trends, perform analytical comparisons and identify strategies to improve operating performance. For this reason, EBITDA is the measure we use to assess performance for purposes of determining compensation under our stock compensation plan.

You should not consider EBITDA in isolation from or as a substitute for cash flows from operations, net income or other consolidated statement of operations or cash flow statement data prepared in accordance with Irish GAAP or U.S. GAAP or as a measure of a company’s profitability or liquidity. We understand that while EBITDA is frequently used by securities analysts, lenders and others in their evaluation of companies, EBITDA as used herein is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

Our use of EBITDA, instead of a GAAP measure, has limitations as an analytical tool, including the inability to determine profitability or liquidity, due to the exclusion of interest expense and the associated significant cash requirements and the exclusion of depreciation and amortization, which represent significant and unavoidable operating costs given the level of indebtedness and capital expenditures needed to maintain our business. For these reasons, we rely primarily on our Irish GAAP operating results and use EBITDA only supplementally. Investors should not consider EBITDA in isolation or as a substitute for analysis of our results as reported under Irish GAAP or U.S. GAAP.

In calculating EBITDA, we exclude the effects of equity minority interests and share of associates’ income because equity minority interests and share of associates’ income are generally recognized in the form of dividends paid or received, respectively. In order to maintain comparability and consistency between operating income and EBITDA, we believe it is appropriate to exclude equity minority interests and share of associates’ income from EBITDA. Management believes that these items do not facilitate an understanding of our continuing operating performance

Smurfit Kappa Funding plc

Reconciliation of net income to EBITDA

		Restated (1)		Restated(1)
	3 months to	3 months to	12 months to	12 months to
	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005
	€000	€000	€000	€000

Net losses	(106,144)	(78,064)	(271,928)	(182,417)
Equity minority interests	5,683	9,430	14,474	18,813
Taxes on income	(6,734)	(6,299)	37,306	21,561
Share of associates’ income	(2,644)	(1,883)	(9,677)	(5,951)
Net interest expense	86,302	93,675	342,955	349,279
Depreciation, depletion and amortization expense (2)	138,396	121,941	470,115	443,015
EBITDA	€114,859	€138,800	€583,245	€644,300

Supplemental information:
Loss / (income) on sale of assets and operations - subsidiaries	30,115	(6,090)	22,856	(52,587)
Reorganization, restructuring and other exceptional costs (2)	60,678	11,523	196,563	25,090
Stock compensation expense	194	(483)	8,084	5,071
Impairment of advances to affiliates	52,821	—	52,821	—

(1)   The financial statements have been restated to reflect the impact of implementing FRS 20 ‘Share-based Payment’.

(2) Includes exceptional goodwill written off in relation to businesses disposed of €9,643,000 for the fourth quarter and full year 2006 and €806,000 and €128,422,000 for the fourth quarter and full year 2005 respectively.

Reconciliation of Kappa’s net income to EBITDA

	Oct and	11 months to
	Nov 2005	Nov 30, 2005
	€000	€000

Net losses	(25,300)	(76,200)
Minority interests and participations	(100)	(800)
Taxes on income	(1,700)	10,800
Net interest expense	38,700	207,900
Depreciation and amortization expense	35,600	179,000
EBITDA	€47,200	€320,700

Free Cash Flow

We use the non-GAAP financial measure of “free cash flow” as a measure of operating performance and as a measure of liquidity. EBITDA is our primary measure of operating performance, and we use free cash flow to measure cash flows associated with EBITDA. Free cash flow is used by management to assess and understand our sources and uses of cash and to identify underlying trends in our business. Free cash flow is used by management to assess our ability to generate cash flow to reduce debt and invest in our business.

We believe that this financial measure is important to help us monitor and communicate to investors our efforts as it shows the cash inflows and outflows from our operating activities, distinguishing them from cash inflows and outflows arising from acquisition and disposal activities. The format of this simplified cash flow statement was developed in response to comments received from the users of our financial statements, primarily lenders and analysts, who stated that the Irish GAAP cash flow statement included in our financial statements was not user friendly and did not match the models they used for investment decisions.

We define free cash flow as income before tax adding back non cash expenses which are depreciation, amortization, depletion and impairment of assets and non-cash interest; deducting capital expenditure and adding cash inflows in relation to the purchase or sale of items of property, plant and equipment; deducting corporate taxes paid; adding or deducting the decrease or increase in working capital; other, less significant, items are mainly related to changes in other long term liabilities relating to employee post-retirement and profit sharing benefits, and dividends received from associates. In addition we adjust for refinancing costs expensed to enable us to show total outflows from refinancing activities (including outflows capitalized as intangible assets) as a single line item in the financing section of the cash flow statement. Similarly, we adjust for the gain or loss on the disposal of businesses to enable us to show the total sale proceeds in the financing section of the cash flow statement.

You should not consider free cash flow in isolation or as a substitute for cash flow from operating activities. In addition, it may not be comparable to similarly described measures used by other entities, as not all companies and analysts calculate this non-GAAP measure in the same way. A reconciliation between net income/(loss) and consolidated statement of cash flows to free cash flow is set out overleaf.

Smurfit Kappa Funding plc

Reconciliation of net losses to free cash flow

		Restated (1)		Restated(1)
	3 months to	3 months to	12 months to	12 months to
	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2005
	€Million	€Million	€Million	€Million

Net losses	(106)	(78)	(272)	(182)
Equity minority interests	6	10	14	19
Taxation	(7)	(7)	37	21
Share of associates’ operating income and interest expense	(3)	(2)	(9)	(6)
Loss before tax - subsidiaries	(110)	(77)	(230)	(148)
Net loss / (income) on sales of assets and businesses	30	(6)	23	(52)
Net interest expense	86	94	343	349
Other financial expense	2	3	9	13
Operating income	8	14	145	162
Reorganization and restructuring costs	(5)	6	83	9
Impairment of advances to affiliates	53	—	53	—
Depreciation and depletion (net of amortization of government grants)	113	110	393	283
Amortization of intangible assets	16	10	66	29
Stock compensation expense	—	—	8	5
Finance lease interest paid	—	—	1	1
Decrease in deferred creditors	(11)	(11)	(29)	(13)
Decrease / (increase) in working capital (including capital creditors)	74	44	(62)	40
Currency adjustment	—	—	(1)	(1)
Net cash flow from operating activities	248	173	657	515
Dividends received from associates	1	—	4	3
Add back: Dividends paid to minorities	1	1	7	6
Returns on investments and servicing of finance	(68)	(122)	(347)	(389)
Taxation	(7)	(10)	(42)	(43)
Capital expenditure and financial investment	(122)	(65)	(315)	(167)
Financing: Capital elements of finance leases repaid	(3)	—	(8)	(5)
Interest on non FRS 1 short term debt	(19)	(38)	(2)	(9)
Add back: Refinancing costs and deferred debt issue costs	—	88	—	151
Add back: Purchase and sale of other investments	1	—	(1)	—
Free cash flow	€32	€27	€(47)	€62

(1)   The financial statements have been restated to reflect the impact of implementing FRS 20 ‘Share-based Payment’.

Smurfit Kappa Group Limited

Analysis of Net Debt

	Dec 31, 2006	Dec 31, 2005
	€’000	€’000
Senior credit facility:
Revolving credit facility (1) – interest at relevant interbank rate + 2.25%	4,476	9,210
Restructuring facility (2) – interest at relevant interbank rate + 2.25% until conversion to Term Loan	103,200	—
Tranche A Term loan (3a) – interest at relevant interbank rate + 2.25%	452,031	475,856
Tranche B Term loan (3b) – interest at relevant interbank rate + 2.50% euro & 2.375% US$	1,188,558	1,165,518
Tranche C Term loan (3c) – interest at relevant interbank rate + 3.00% euro & 2.875% US$	1,188,558	1,165,518
Yankee bonds (including accrued interest) (4)	253,903	251,497
Kappa Bonds (including accrued interest & premium) (5)	—	755,575
Bank loans and overdrafts / (cash) (6)	(246,650)	(925,752)
2011 Receivables securitization floating rate notes (including accrued interest) (7)	210,278	210,214
Total subsidiary debt	3,154,354	3,107,636
2012 Bonds (including accrued interest) (8)	971,429	1,021,347
2015 Cash Pay subordinated notes (including accrued interest) (9)	377,444	377,759
Net Debt	4,503,227	4,506,742
Capitalised Leases	18,156	23,549
Net Debt including Leases – Smurfit Kappa Funding Plc	4,521,383	4,530,291
2015 Senior PIK Notes – Smurfit Kappa Holdings plc (including accrued interest) (10)	403,103	360,541
Smurfit Finance Luxembourg Sarl PIK (11)	97,700	89,620
Newcos, Smurfit Kappa Corporation Ltd, Smurfit Kappa Holdings plc & Smurfit Finance Luxembourg cash	(496)	(657)
Net Debt including Leases – Smurfit Kappa Group Limited	€5,021,690	€4,979,795

(1)	Revolving credit facility of €600 million (available under the senior credit facility) to be repaid in full in 2012.
(Revolver Loans - €0m, Drawn under Ancillaries & LC’s - €4.5 million).
(2)	Restructuring credit facility of €275 million (available under the senior credit facility).
(3a)	Term loan A due to be repaid in certain installments up to 2012.
(3b)	Term loan B due to be repaid in full in 2013.
(3c)	Term loan C due to be repaid in full in 2014.
(4)	7.50% senior debentures due 2025 of $292.3 million.
(5)	Various Kappa Bonds repaid on January 3, 2006.
(6)	Cash at 31 December 2005 includes €756 million which was placed as defeasance deposit with Kappa Bond Trustee
(7)	Receivables securitization floating rate notes maturing September 2011.
(8)	10.125% senior notes due 2012 of €350 million and 9.625% senior notes due 2012 of $750 million.
(9)	€217.5 million 7.75% senior subordinated notes due 2015 and US$200.0 million of 7.75% senior subordinated notes due 2015.
(10)	€325 million 11.5% Senior PIK Notes due 2015.
(11)	9% Shareholder PIK maturing 31 December 2016.

Website access to reports

The Registrant’s annual report on Form 20-F, current reports on Form 6-K and all amendments to those reports are made available free of charge through the Registrant’s website (www.smurfitkappa.com) as soon as practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission.

Disclosure Regarding Forward-Looking Statements

This report includes forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will” or “should” or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth strategies and the industry in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate, may materially differ from those made in, or suggested by, the forward-looking statements contained in this report. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause those differences include, but are not limited to:

•                  our substantial leverage and our ability to meet our debt service obligations;

•                  our ability to generate growth or profitable growth;

•                  the availability and price of raw materials;

•                  our ability to integrate the JSG operations with the Kappa operations successfully;

•                  our exposure to currency or interest rate fluctuations;

•                  our ability to implement our business strategy successfully;

•                  our ability to comply with existing or newly implemented environmental regimes in the countries in which we operate;

•                  our liability for violations, known or unknown, under environmental laws;

•                  increased competition from other companies in our industry and our ability to retain or increase our market shares;

•                  our ability to maximize operating and organizational efficiencies; and

•                  general local and global economic conditions.

In light of these risks, uncertainties and assumptions, the forward-looking events described in this report may not occur.

We undertake no obligation to publicly update or publicly revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SMURFIT KAPPA FUNDING PLC

Date: February 14, 2007	By:	/s/ Ian J. Curley
Ian J. Curley
Director and Chief Financial Officer